5-23



SECURIT[illegible]ISSION

03053140

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC CAPITAL MANAGEMENT, INC. (Pacific Capital Management DBA)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

670 Monterey Pass Road, Suite 280
(No. and Street)

Monterey Park	CA	91754
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Ma (626) 289-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wai B. Chan, C.P.A.
(Name – *if individual, state last, first, middle name*)

624 S. Prospero Dr.,	Covina	CA	91723
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 5/03

OATH OR AFFIRMATION

I, FRANK MA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC CAPITAL MANAGEMENT, as of 2-28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Frank Ma
Signature

PRESIDENT
Title

Notary Public 2-28-2003


GANG DONG
Commission # 1257909
Notary Public - California
Los Angeles County
My Comm. Expires Apr 3, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Wai B. Chan
Certified Public Accountant
624 So. Prospero Drive
Covina, California 91723
(818) 331-7845

Member:
American Institute Of CPAs
California Society Of CPAs

INDEPENDENT ACCOUNTANT'S OPINION

To the Board of Directors
FM Pacific Capital Management, Inc.
670 Monterey Pass Road, Suite 280
Monterey Park, CA 91754

I have audited the accompanying statement of financial condition of FM Pacific Capital Management, Inc. (an S Corporation) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FM Pacific Capital Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules of computation of net equity and reconciliation of net capital are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Wai B. Chan, C.P.A.

Covina, California
February 12, 2003

Wai B. Chan
Certified Public Accountant
624 So. Prospero Drive
Covina, California 91723
(818) 331-7845

Member:
American Institute Of CPAs
California Society Of CPAs

To the Board of Directors
FM Pacific Capital Management, Inc.
670 Monterey Pass Road, Suite 280
Monterey Park, CA 91754

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FM Pacific Capital Management, Inc. I considered relevant to the objectives as stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) and the reserve required by rule 15c3-3(c) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The Management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilities, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system, Accordingly, I do not express an opinion on the system of internal accounting control of FM Pacific Capital Management, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this reports are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.



Wai B. Chan, C.P.A.

Covina, California
February 12, 2003

FM PACIFIC CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

FM PACIFIC CAPITAL MANAGEMENT, INC.
DECEMBER 31, 2002

INDEX

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 9 2003
DIVISION OF MARKET REGULATION

FM PACIFIC CAPITAL MANAGEMENT, INC
BALANCE SHEET
DECEMBER 31, 2002

(See Independent Accountant's Audit Report)

ASSETS

CURRENT ASSETS		
Cash in bank		$ 28,428
Total Current Assets		28,428
FIXED ASSETS – at cost, net of depreciation (Note C)		-
OTHER ASSETS		
Investments		22,000
Organization costs – at cost, net of amortization (Note D)		-
Total Assets		$ 50,428

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities		$ -
COMMITMENTS AND CONTINGENCIES (Note E)		-
SHAREHOLDER'S EQUITY		
Common stock	$ 10,000	
Additional paid in capital	153,080	
Retained earnings (deficits)	(112,652)	50,428
Total Liabilities and Shareholder's Equity		$ 50,428

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(See Independent Accountant's Audit Report)

Income		$ 34,458
Expenses		
Advertising	$ 3,738	
Commissions	5,300	
Computer	1,124	
Data processing	2,750	
Dues and subscriptions	3,178	
Insurance	835	
Legal and accounting	1,885	
Office expenses	2,627	
Quotation	1,184	
Rent	17,556	
Repairs and maintenance	1,525	
Salaries and wages	4,500	
Seminar and training	242	
Taxes and licenses	696	
Telephone	2,821	
Travel	1,352	51,313
Loss from Operations		(16,855)
Other income		
Interest income		50
Loss before provision for income taxes		(16,805)
Provision for income taxes		800
Net Loss		$ (17,605)

The accompanying notes are an integral part of these financial statements.

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Independent Accountant's Audit Report)

	Common Stock	Paid in Capital	Retained (Deficit)	Total
Balance, December 31, 2001	$ 10,000	$ 153,080	$ (95,047)	$ 68,033
Net Loss	-	-	(17,605)	(17,605)
Balance, December 31, 2002	$ 10,000	$ 153,080	$ (112,652)	$ 50,428

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

(See Independent Accountant's Audit Report)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,605)
Adjustment to reconcile net (loss) to net cash provided	
By operating activities:	
Depreciation and amortization	-
Decrease in accrued liabilities	(548)
Net cash used by operating activities	(18,153)
NET DECREASE IN CASH	(18,153)
CASH, DECEMBER 31, 2001	46,581
CASH, DECEMBER 31, 2002	$ 28,428

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET EQUITY & AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002

NET EQUITY

Total Assets		$ 50,428
Less: Total Liabilities		-0-
Net Equity		50,428
Additions to Net Equity		-
Equity before Deductions		50,428
Deduction & charges to net equity	$ -	
Non-allowable assets	22,000	
Other deduction & charges	-	22,000
Net Equity before Haircuts on Securities Positions		28,428
Net Equity		$ 28,428
Minimum Net Equity Required		5,000
Excess Net Equity		$ 23,428

AGGREGATE INDEBTEDNESS

Total Aggregate indebtedness (AI)	-
Ratio of AI to Net Equity	N/A

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

Net Income, as reported under Part IIA of the Quarterly Report

For the 1st quarter ending March 31, 2002	$ 2,018
For the 2nd quarter ending June 30, 2002	(2,676)
For the 3rd quarter ending September 30, 2002	(640)
For the 4th quarter ending December 31, 2002	(16,855)
Total net loss, for the year ending December 31, 2002	(18,153)
Additional income inadvertently omitted from the 1st quarter report	548
Net loss as reported in Audited Financial Statements	(17,605)
Retained earnings (deficits) – January 1, 2002	(95,047)
Retained earnings (deficits) – December 31, 2002	(112,652)
Additional paid in capital	153,080
Net additional paid in capital and retained earnings	40,428
Common stock	10,000
Net capital – December 31, 2002	$ 50,428

There is no material differences between the Focus Report and this financial statements audit.

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STAEMENTS
DECEMBER 31, 2002

(See Independent Accountant's Audit Report)

NOTE A – NATURE OF OPERATION

FM Pacific Capital Management, Inc. (formerly known as Pacific Capital Management, Inc.) was incorporated in the State of California. The Company is engaged in asset management and investing counseling. The Company is an authorized broker of securities in Monterey Park, California.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies adopted by the Company in the preparation of these financial statements. These policies conform to generally accepted accounting principles.

Cash and Cash Equivalents

For purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Fixed assets are carried at cost, less accumulated depreciation. Depreciation expenses are computed under the straight-line method using estimated useful lives that range from three to ten years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed the accounts, and any resulting gains or losses are reflected as income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals or betterments are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affected the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, as well as the reported amounts of revenues and expenses during the actual period. Actual results could differ from those estimates.

NOTE C – FIXED ASSETS

Fixed assets consist of the following on December 31, 2002

	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 10,607	$ 10,607	-
Furniture and fixtures	7,992	7,992	-
Leasehold Improvements	1,066	1,066	-
	$ 19,665	$ 19,665	-

NOTE D – ORGANIZATION COSTS

Organization costs represent expenses incurred during the year and are amortized over a five-year period. They are presented in the financial statements at net value. Organization costs on December 31, 2002 is $ 0.

NOTE E – COMMITMENT AND CONTINGENCIES

The Company leases real property under a non-cancelable lease. The Company has an option to renew the non-cancelable lease for an additional three-year term beginning August 1, 1995. The lease expired on August 1, 1998.